

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

February 14, 2017

Mr. Todd Sudek
President and Chief Executive Officer
mLight Tech, Inc.
3100 Airway Avenue, Suite 141
Costa Mesa, CA

       Re: **mLight Tech, Inc.**
               Form 10-K for Fiscal Year September 30, 2016
               Filed January 13, 2017
               File No. 333-169805

Dear Mr. Sudeck:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by amending your filing or by advising us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2016

Item 9A. Controls and Procedures, pages 16 and 17
Omitted Assessment of Effectiveness of Disclosure Controls and Procedures

1.   Please revise to provide management's assessment of the effectiveness over disclosure controls and procedures pursuant to Regulation S-K Item 307.

Form 10-Q for the Quarterly Period Ended December 31, 2016

Note 6 – Purchase Commitments, page 14

2.   Refer to your $4.2 million and $1.78 million purchase commitment arrangements that expired in November 2012 and 2014. Please tell us the remaining purchase commitment amounts as of December 31, 2016 under each arrangement and disclose such amounts in future filings. In addition, tell us why such amounts are not required to be recognized in your financial statements. Please refer to ASC 440-10-25 in your response.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Robert Shapiro, Senior Staff Accountant, at (202) 551-3273, Dean Suehiro, Senior Staff Accountant, at (202) 551-3384, or me at (202) 551-3810 with any questions.

                                Sincerely,

                                /s/ Robert S. Littlepage, for

                                Carlos Pacho
                                Senior Assistant Chief Accountant
                                AD Office 11 - Telecommunications